

June 25, 2018

<u>Via Email</u>
Lawrence S. Elbaum
Vinson & Elkins LLP
666 Fifth Avenue
26th Floor
New York, NY 10103

> **Re:** **Supervalu Inc.**
> **PRRN14A filed June 21, 2018 by Blackwells Capital LLC et al.**
> **File No. 001-05418**

Dear Mr. Elbaum:

We have reviewed the above-captioned filing and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to these comments by amending the filing and/or by providing the requested information or advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments. Capitalized terms used but not defined herein have the same meanings ascribed to them in the filing.

Proposal No. 1, Election of Directors, page 10

1. We note the disclosure that "Blackwells does not intend to have any ongoing relationship with any of the Nominees in the event they are elected to the Board." As Blackwells has proven to be a very engaged shareholder and would presumably continue to engage with the Company and its management going forward, we are concerned this statement may be misleading. Similarly, the revised language on page 9 characterizing your own nominees as independent of Blackwells (if retained) should be clarified to explain that although they may have fiduciary duties if elected, they will remain your Nominees to the Board and may have some degree of a relationship with Blackwells in that capacity. Please advise or clarify.

Proposal No. 2, Reorganization Proposal, page 15

2. Please clarify why you "make no recommendation" with respect to the Reorganization Proposal despite the fact that you disclose that you intend to vote for it.

3. Please maintain consistency throughout the filing regarding intentions and recommendations. For example, the meaning of the phrase "in accordance with Blackwells' recommendations on the other proposals" on page 3 may be unclear given the absence of a recommendation on the Reorganization Proposal. As another example, the proxy card states that Blackwells "intends to vote against Proposal 4," while on page 17, the disclosure urges shareholders to vote against the proposal.

Votes Required for Approval, page 20

4. We note your response to prior comment 10 and the related revised disclosure. Please revise again to clarify that withhold votes will also have no direct effect on the election outcome.

Form of Proxy

5. Please reconcile the description on the form of proxy indicating that the proposal related to the corporate jet is to "require…" with the disclosure in the proxy statement that describes the proposal as being advisory.

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We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me, at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions